Exhibit 99.1

FOR IMMEDIATE RELEASE

Ms. Heli Bennun to Step Down as Executive Chairman of RADCOM; Mr. Sami Totah Nominated as Successor

TEL AVIV, Israel - September 6, 2024 - RADCOM Ltd. (Nasdaq: RDCM) announced today that after 14 years, Ms. Heli (Rachel) Bennun has decided to step down from her role as Executive Chairman, effective December 31, 2024. The Company’s Board of Directors has nominated Mr. Sami Totah as the next Chairman, effective January 1, 2025, and subject to election as a director at the upcoming annual general meeting of shareholders.

Ms. Bennun has served as Executive Chairman of the Board since 2015. During her tenure, the Company has experienced remarkable growth, evolving into a strong, healthy, and profitable growth company. The Company is grateful for her guidance and experience, which have been instrumental in successfully transitioning to establishing the Company as a leading automated assurance company in the 5G market with a best-in-class cloud-based solution.

In a statement, Ms. Bennun remarked, “After nearly a decade as Executive Chairman, I feel it’s the right time for me to move on. I have tremendously enjoyed working with the wonderful people and the management team at RADCOM. I am proud of our significant milestones, including expanding our customer base to encompass some of the world’s most innovative telecom operators. I’m committed to ensuring a seamless transition before I step down.”

“I am confident that Sami, with his vast experience and skills, will play an integral role as Chairman in driving value for our stakeholders. His extensive strategic and operational expertise will be invaluable” said Ms. Bennun.

Mr. Totah added, “I am honored to be selected for this role and to have the opportunity to work alongside my fellow directors and the management team to advance the Company’s strategic initiatives, enhance long-term stakeholder value, and drive customer satisfaction. I look forward to contributing to the Company’s continued success and growth.”

“I want to thank Heli for her tireless efforts in guiding the Company toward growth and profitability. I would also like to express our gratitude for her meaningful contributions over the years and wish Heli continued success,” Mr. Totah concluded.

About Sami Totah

Mr. Totah has served as a director of the Company since June 2024. Mr. Sami Totah is a highly accomplished executive with over 35 years of international management expertise and a proven track record of leading and serving tier-one telecom giants globally. Throughout his career, he has demonstrated expertise in driving sustainable growth and delivering company success through his strategic vision and leadership skills. Sami has served as a board member in several publicly traded companies on the Nasdaq and TASE.

From 2008 until 2023, Mr. Totah was a general partner at Viola Growth, a prestigious private equity/growth firm investing in hi-tech, specifically in companies at their growth stage. As a general partner, Sami has invested in various companies and acted as a board member, assisting them on their road to success.

Before Viola Growth, Mr. Totah served as an active chairman in several hi-tech companies, notably with Sheer Networks, which Cisco successfully acquired for $123 million, Red Bend Software, which was sold to Harman Industries, and Continuity Software, which was sold to Kedma Capital.

Throughout the years, Mr. Totah has served as a board member in several publicly traded companies on the Nasdaq and TASE, notably ECTEL, Itamar Medical, Gaon Holdings Group, and Pilat Media (AIM: PGB).

Mr. Totah worked for Amdocs between 1984 and 2002, retiring from his last role as Senior VP of Operations. Before, he served as President of Amdocs’ Customer Care and Billing Division for four years, during which the division experienced remarkable growth, with revenues soaring from $170 million to $430 million and the employee base expanding to over 1,700.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G-ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses advancing strategic initiatives, enhancing stakeholder value, driving customer satisfaction and the election of Mr. Totah as a director at the upcoming shareholders meeting of the Company, it uses forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

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